UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

401 PROFESSIONAL DRIVE SUITE 260
Address of Principal Executive Office (Street and Number)

GAITHERSBURG, MD 20879
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the disclosures required to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026 (the “Quarterly Report”). The Registrant expects to file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Chris Cooper	(240)	403-4212
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Research and Development. The Registrant’s total research and development (“R&D”) expense was $0.1 million for the three months ended June 30, 2026, as compared to $1.0 million to the three months ended June 30, 2025. The decrease in total R&D expense of $1.0 million, or 95%, is primarily related to a $0.7 million decrease in subcontractor expenses and $0.3 million decrease in R&D compensation related expenses. Subcontractor expense made up 70% of total R&D expenses in the three months ended June 30, 2026 and 71% of total R&D expenses during the three months ended June 30, 2025. R&D compensation related expenses were an insignificant amount in the three months ended June 30, 2026 as compared to $0.3 million in the three months ended June 30, 2025. The decrease is largely attributable to the lower employee headcount year over year and retirement of the Registrant’s CSO.

General and Administrative Expenses. General and administrative expenses in the three months ended June 30, 2026 decreased by $0.3 million, or 15%, from $2.3 million in the three months ended June 30, 2025 to $2.0 million in the three months ended June 30, 2026. The decrease in general and administrative expenses was primarily due to a $1.0 million decrease in advertising costs associated with investor relations, reflecting a one-time engagement fee paid to an investor relations agency during the three months ended June 30, 2025 that did not recur in the current-year period. The decrease was partially offset by a $0.7 million increase in amortization expense for developed technology, associated with the Molecule.ai intangible asset acquired in November 2025, which had no comparable amortization expense during the three months ended June 30, 2025.

Legal and Professional Expenses. During the three months ended June 30, 2026, legal and professional expenses increased by $0.6 million or 112% compared to the same period in 2025. The increase in legal and professional fees was primarily attributable to legal, accounting, valuation and regulatory compliance activities related to the merger with United Dogecoin Inc. during the three months ended June 30, 2026.

Other Income (expense). During the three months ended June 30, 2026, other income increased by $0.3 million or 150% compared to other expense of the same period in 2025. The increase was primarily driven by a $2.9 million increase in change in fair value of derivative liabilities, partially offset by a $0.2 million decrease in change in fair value of convertible notes.

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 17, 2026	By:	/s/ Chris Cooper
Chris Cooper
Co-CEO